September 26, 2022

Via EDGAR

Ms. Eiko Yaoita Pyles

Mr. Andrew Blume

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Caleres, Inc.

                        Form 10-K for the Fiscal Year Ended January 29, 2022

                        Filed March 28, 2022

                        File No. 001-02191

Dear Ms. Pyles and Mr. Blume:

            I am writing this letter on behalf of Caleres, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2022, regarding the above-referenced form filed by the Company.  This letter sets forth the comment of the Staff in the comment letter. Following the comment is the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2022

Working Capital and Cash Flow, page 35

1.	We note that your presentation of “Operating Working Capital” adjusts current assets and liabilities to exclude, cash, property and equipment held for sale, borrowings under revolving credit agreement and lease obligations. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

Response: We acknowledge the Staff’s comment and in future filings, we will discontinue the presentation of “operating working capital”.  Beginning with the Company’s Form 10-Q for the quarter ended October 29, 2022, we will present and provide discussion of “working capital”, which is defined as total current assets less total current liabilities.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (314) 854-4110 or via e-mail at tburke@caleres.com.

Sincerely,

/s/ Thomas C. Burke

Thomas C. Burke
Senior Vice President, General Counsel and Secretary

cc:       Jack Calandra

            Senior Vice President and Chief Financial Officer